As filed with the Securities and Exchange Commission on January 15, 1998

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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

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                              SCHEDULE 13E-3
                             (Amendment No. 5)

                     RULE 13E-3 TRANSACTION STATEMENT
    (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

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                            TRIMAS CORPORATION
                             (Name of Issuer)

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                              MASCOTECH, INC.
                        MASCOTECH ACQUISITION, INC.
                            TRIMAS CORPORATION
                           RICHARD A. MANOOGIAN
                   (Name of Person(s) Filing Statement)

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                       Common Stock, $.01 Par Value
                      (Title of Class of Securities)

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                                 896215100
                   (CUSIP Number of Class of Securities)

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        David B. Liner, Esq.                    Brian P. Campbell
           MascoTech, Inc.                     TriMas Corporation
         21001 Van Born Road               315 East Eisenhower Parkway
       Taylor, Michigan 48180               Ann Arbor, Michigan 48108
           (313) 274-7405                        (313) 747-7025

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                               ------------

                              With Copies to:

       David W. Ferguson, Esq.               Jerome M. Schwartz, Esq.
        Davis Polk & Wardwell                  Dickinson Wright PLLC
        450 Lexington Avenue              500 Woodward Avenue, Suite 4000
         New York, NY 10017                   Detroit, Michigan 48226
         (212) 450-4000                           (313) 223-3628


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               This Amendment No. 5 (this "Amendment") amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") originally filed on December 17, 1997 by (i) MascoTech, Inc., a Delaware corporation ("Parent"), (ii) MascoTech Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), and (iii) TriMas Corporation, a Delaware corporation (the "Company"), as amended by Amendment No. 1, dated December 22, 1997, Amendment No. 2, dated December 31, 1997, Amendment No. 3, dated January 7, 1998 and Amendment No. 4, dated January 14, 1998 relating to the offer by Purchaser to purchase all of the issued and outstanding shares (the "Shares") of common stock, $.01 par value per share, of the Company at a price of $34.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 1997 and in the related Letter of Transmittal.

               All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 13E-3.

               The items of the Schedule 13E-3 set forth below are hereby amended and supplemented as follows:

Item 4. Terms of the Transaction.

               (a) Item 4(a) is hereby amended by amending (i) the first paragraph of "The Tender Offer--Certain Conditions of the Offer" of the Offer to Purchase so that it reads in its entirety as follows:

                    Notwithstanding any other provision of the Offer,
               Purchaser (x) shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) promulgated under the 1934 Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares, (y) may delay the acceptance for payment of or payment for any Shares or
               (z) subject to the terms of the Merger Agreement, may terminate or amend the Offer as to any Shares not then paid for if (a) as of the Expiration Date, the Minimum Condition shall not have been satisfied, (b) any applicable waiting period under the HSR Act shall not have expired or been terminated or (c) at any time prior to the Expiration Date, any of the following conditions exist or shall occur:

               and (ii) the first paragraph of "The Tender Offer--Acceptance for Payment and Payment for Shares" so that it reads in its entirety as follows:

                    Upon the terms and subject to the conditions of the
               Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn, promptly after the Expiration Date.

Item 8. Fairness of the Transaction.

               (a)-(e) Item 8 is hereby amended (i) by amending the first paragraph of "Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger--Special Committee" under "Special Factors--Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger" of the Offer to Purchase to read in its entirety as follows:

                    Special Committee.  In reaching its determinations
               referred to above, the Special Committee considered the factors listed below, each of which, in the view of the Special Committee, supported such determinations. In that regard, the Special Committee took into account the ranges of valuations for the Company implied by various analyses prepared by BT Wolfensohn and the fact that such ranges of valuations included prices that were both greater and less than the per Share price to be received in the Offer and the Merger. The following discussion of the factors considered by the Special Committee is not intended to be exhaustive but summarizes the material factors considered.

     (ii) by adding the following as the third and final paragraph of "Special Factors -- Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger -- Recommendation of the Special Committee and the Company Board" of the Offer to Purchase:

                    Mr. Manoogian concurred with the determination of the
               Company that the terms of the Offer and the Merger are fair to and in the best interests of the Company's stockholders.

     and (iii) by adding the following paragraph immediately before "Special Factors -- Opinion of Financial Advisor to the Special Committee" as the concluding paragraph of "Special Factors -- Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger" of the Offer to Purchase:

     Mr. Manoogian. In reaching his determination referred to above, Mr. Manoogian considered the same factors considered by the Company.


                                 SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

January 15, 1998                      MASCOTECH, INC.


                                      By: /s/ David B. Liner
                                          ---------------------------------
                                          Name:  David B. Liner
                                          Title: Vice President and
                                                 Corporate Counsel


                                      MASCOTECH ACQUISITION, INC.


                                      By: /s/ David B. Liner
                                          ---------------------------------
                                          Name:  David B. Liner
                                          Title: Secretary


                                      TRIMAS CORPORATION


                                      By: /s/ Brian P. Campbell
                                          ---------------------------------
                                          Name:  Brian P. Campbell
                                          Title: President


                                      /s/ Richard A. Manoogian
                                      ---------------------------------
                                      Richard A. Manoogian